Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Bancorp Rhode Island, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of Bancorp Rhode Island, Inc. of our report dated March 6, 2006, with respect to the consolidated balance sheets of Bancorp Rhode Island, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 Annual Report on Form 10-K of Bancorp Rhode Island, Inc. and to reference to our firm under the heading “Selected Financial Data”.

/s/ KPMG LLP

Providence, Rhode Island

July 19, 2006